Goldman Sachs & Co. LLC

Cowen and Company, LLC

UBS Securities LLC

As representatives of the

several underwriters listed

in Schedule I of the Underwriting Agreement

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

c/o Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022

c/o UBS Securities LLC
1285 Avenue of the Americas
New York, New York 10019

January 21, 2020

VIA EDGAR

Jeffrey Gabor

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                          Applied Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-235988)

Request for Acceleration of Effective Date

Mr. Gabor:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Applied Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m., Eastern Time, on January 23, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC
UBS SECURITIES LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Kristen Grippi
Name: Kristen Grippi
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ James Stahlke
Name: James Stahlke
Title: Associate Director

By:	/s/ Robin Tang
Name: Robin Tang
Title: Director

[Signature Page to Underwriters’ Acceleration Request]